Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

July 28, 2017
The following transcript was prepared by Thomson Reuters Street Events:

CORPORATE PARTICIPANTS

Bernard Wang Linde Aktiengesellschaft - Head of IR

Sven Schneider Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

CONFERENCE CALL PARTICIPANTS

Andreas Heine MainFirst Bank AG, Research Division - Research Analyst

Martin Roediger Kepler Cheuvreux, Research Division - Equity Research Analyst

Neil Christopher Tyler Redburn (Europe) Limited, Research Division - Research Analyst

Paul Richard Walsh Morgan Stanley, Research Division - MD

Peter Anthony John Clark Societe Generale Cross Asset Research - Senior Analyst, Chemicals

PRESENTATION

Operator

Welcome to the H1 2017 Results Conference Call of the Linde Group. At our customer’s request, this conference will be recorded and published afterwards. Please be aware that this discussion may contain certain forward-looking statements including statements concerning Linde’s businesses and strategies and the business combination between Linde and Praxair. Please also be aware that in connection with the proposed business combination, a registration statement has been filed with the U.S. SEC and an offer document has been filed with the German BaFin, which offer document has not yet been approved for publication by BaFin, both of which we urge you to read because they contain important information.

May I now hand you over to Mr. Wang, who will lead you through this conference.

Bernard Wang - Linde Aktiengesellschaft - Head of IR

Thank you, operator. On behalf of Linde, I would like to thank you for joining our results presentation for the first half of the 2017 financial year. Today’s call is hosted by Dr. Sven Schneider, our CFO. Please turn to Slide 3 for the day’s agenda. Dr. Schneider will open the presentation with a report on our operational and financial performance during the reported period. This will be followed by a progress update on our strategic plan and, finally, the outlook for 2017.

Let me now hand you over to Dr. Schneider.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Thank you, Bernard. Welcome, ladies and gentlemen, and good afternoon to all of you. Let me begin with highlights from the first half of 2017 on Slide 4. Reported group revenue from continuing operations came in at EUR 8.7 billion, an increase of 4.7% versus the figure for the prior year. After adjusting for currency, the increase was 2.8%. The growth in revenue was driven by the industrial gases business as well as by higher contribution from Engineering. Reported group operating profit grew by 4.3% to EUR 2.1 billion. After adjusting for currency, operating profit increased by 2.4%.

In terms of group margin, the figure of 24.5% achieved remained essentially unchanged from year ago period. Margins in both the Gases and Engineering divisions were stable. Special items of EUR 161 million were recorded in the reported period. These expenses are related to restructuring as well as the planned merger with Praxair. Operating cash flow came down from the high level of last year and amounted to EUR 1.3 billion. While operating cash flow from the Gases Division remained stable year-on-year, there was a lower level of prepayments received by the Engineering Division as expected. Additionally, operating cash flow was affected by higher cash taxes paid and a decrease in provisions. EPS reported before special items came in at EUR 3.81, 7.9% above the level of last year.

I would like to proceed to Slide #5 and the development of revenue and operating profit by division. Reported revenue in the Gases Division rose by 3.3% to EUR 7.6 billion. The increase was supported by organic growth as well as tailwinds from currency and natural gas prices. A EUR 2.2 billion operating profit in the Gases Division increased by 3.5% versus the year ago period. The resulting operating profit margin was stable at 28.6%. If adjusted for higher natural gas prices, the margin would have been 28.9%, 30 basis points above last year’s level. In the Engineering Division, reported revenue of EUR 1.2 billion was 11.7% ahead of the level in the first half of 2016. The operating profit margin of 8% is in line with our guidance for 2017.

Continuing on to Slide 6 for a review of the revenue bridge in the Gases Division. Increased natural gas prices in all geographies resulted in a revenue tailwind of 1% versus the prior year period. Currency effects were a tailwind in H1 at 2%, although this lessened in Q2. Assuming the euro is able to maintain its current level, this tailwind will continue to lessen for the rest of the year. After adjusting for natural gas and currency, the comparable growth figure in the Gases Division for the period was plus 0.3%. Please note that this figure reflects diverse trends across product areas, in particular in Healthcare. I will cover this subject in more detail on the next slide, Slide 7.

Comparable growth excluding Healthcare was 4.5% in the reported period. In Healthcare, comparable growth was minus 11.8%. The main negative influence was from competitive bidding on our U.S. Lincare business. In addition, consolidation effects from the specialty pharma divestment and American HomePatient acquisition had an impact on growth. Excluding these consolidation effects, comparable growth in Healthcare would have been minus 7.7%.

In on-site, solid contributions from startups and ramp ups in all operating segments resulted in a strong revenue increase of 6.9% on a comparable basis versus the prior year. Ramp-ups in all operating segments made material contributions to growth. Please note that the growth rate in on-site will be lower in the second half of the year as most of the significant startups for 2017 have already occurred and ramp ups from past years approach completion. Also, we anticipate that some turnarounds will likely occur in H2.

Moving on to bulk, comparable growth in this product area was also solid at 6.6%. Positive development was seen in all regions, though Asia was the most notable contributor to growth. In cylinder, comparable growth was slightly positive at 0.3%. Cylinder development was slightly positive in both EMEA and Asia Pacific. In contrast, our specialty gases business continues to be restrained by lower prices versus the year ago period.

Now moving on to revenue by operating segment on Slide 8. In EMEA, reported revenue grew in the first half of 2017 by 3% while comparable growth came in at 2.9%. In terms of regions, Northern Europe, the Middle East and

(technical difficulty)

Positive development was also observed in Central Europe and Africa. From a product area perspective, on-site was the strongest contributor. In Asia Pacific, growth was strong on both a reported basis as well as on a comparable basis, coming in at 9.9% and 5.3%, respectively. In terms of product, the highest growth contribution came from bulk, most notably in East Asia. Regionally, Asia recorded 6.9% comparable growth while trends in the South Pacific continued to remain stable but at a low level.

In the Americas, revenue was 1.3% below the reported level of last year and 6.2% lower on a comparable basis. As expected, significant headwinds from competitive bidding, the divestment of specialty pharma and lower prices in specialty gases were seen during the reported period. From a regional perspective, solid positive development in North America was driven by on-site and bulk. On the other hand, the macroeconomic situation in South America remains tepid, in particular in Brazil and Venezuela.

Please continue to Slide 9 for a discussion on operating profit by operating segments. At EUR 924 million, reported operating profit in EMEA remained at the same level as last year. It should be noted that the H1 2016 figure included a positive onetime effect of EUR 39 million from changes to pension plans and profits on asset disposals. Adjusted for this effect, the operating margin would have shown an improvement of 30 basis points from 31.1% to 31.4%. This development was aided by growth and our restructuring savings from LIFT and FOCUS. In Asia/Pacific, operating profit increased year-on-year by nearly 20%, resulting in a margin of 28.3%. Please note that operating profit in the reported period included a benefit of EUR 17 million from asset sales.

In the Americas, the reported operating margin came in at 24.6%. The decrease of 70 basis points versus the year ago period was due to headwinds from competitive bidding, specialty gases and higher natural gas prices. On the other hand, solid development in on-site and restructuring savings made a positive contribution to margins.

Let’s now take a look at the Engineering Division’s performance on Slide 10. In Engineering, revenue developed in line with project progress, totaling EUR 1.2 billion in H1 2017 and in line with our expectations for the year. The resulting margin of 8% is also in line with expectations. Despite the continued low oil price environment and postponement of investment decisions, in particular in the petrochemical industry, Engineering’s order intake increased year-on-year by 63% to nearly EUR 1.2 billion. This improvement can be attributed to new project wins such as front-end engineering and EPC execution of a new polypropylene plant for Braskem in Texas. Another new project win includes the supply of an olefin plant to our customer, NKNK, in the Republic of Tatarstan, Russia. Please note that the order intake in the reported period for this project only includes initial Engineering operation. These wins help order backlog to remain at a high level at EUR 4.2 billion.

I would like to conclude this section of the presentation with our financial performance on Slide 11. As mentioned earlier, the year-on-year decline in reported operating cash flow was attributed to a lower level of prepayments received by the Engineering Division, which can be seen in the line item change in working capital. Also as mentioned, the figure for taxes paid was lower in the year ago period, while the line item Other Changes includes special items related to restructuring and the decrease in provisions.

On the 15th of May, we paid our dividend for the 2016 financial year of EUR 3.07 per share, a 7.2% increase over the 2015 dividends. The associated cash outflow of EUR 687 million was a factor behind the increase in net debt to EUR 7.1 billion versus EUR 6.9 billion at the end of 2016. However, the increase in profitability helped to keep the net debt-to-operating-profit ratio constant at 1.7x, unchanged versus the 31st of December, 2016. This concludes the operational and financial performance review.

I will now continue with an update of our strategic plan on Slide 13. With regard to the focus program, we can confirm that it remains on track to deliver annual savings of approximately EUR 180 million by the end of this year. With regards to the LIFT program, all initiatives are progressing to plan. Discussions with employee representatives in most European countries have been successfully concluded. Implementation of LIFT is progressively ramping in these countries in EMEA. The same also applies for geographies in Asia Pacific and the Americas as well as in Engineering and in corporate functions.

Special items associated with LIFT measures so far have totaled EUR 250 million; thereof EUR 116 million were recognized in 2016 and EUR 134 million in the first half of this year. We continue to expect total restructuring costs related to LIFT of around EUR 400 million by the end of 2017. We can thus confirm that we are on track to realize this year’s total cost savings target of around EUR 120 million. We can also confirm the cost savings target for LIFT of around EUR 370 million by the end of 2019.

Let me now provide an update on Slide 14 on another aspect of our strategic plan, quality growth. As could be seen from our operational performance, we have been able to bring multiple major projects on screen during the first half of 2017 to supply gases to ArcelorMittal, KuibyshevAzot and several customers in electronics. In the same time frame, we have been able to add new projects with an investment value of approximately EUR 300 million to our project pipeline with on-stream date in 2018 and beyond.

One notable example is the establishment of our sixth joint venture with SINOPEC in Ningbo, China. This JV will require 2 existing ASU from SINOPEC ZRCC and construct a third ASU. Combined together, these plants will double the production capacity of air gases in our Ningbo cluster and be connected to our local pipeline network. Additional project wins were also realized in China, Malaysia and North America.

I’m now on Slide 15. As this slide shows, we have confirmed our 2017 outlook at the group level as well as for the Gases and Engineering divisions. Please note that the outlooks for the group and Gases divisions are relative to the respective 2016 figures adjusted for FX. As mentioned earlier, assuming the euro is able to maintain its current level, the currency tailwind we experienced in the first half of the year will continue to lessen through the rest of the year.

Before starting with the Q&A, as Bernard has mentioned, I would like to give some brief remarks regarding the time line for our merger with Praxair. As you know, the business combination agreement was signed on the 1st of June. The new holding company, Linde plc, has since made the required filings of the respective offer documents with BaFin and the SEC and expect the reviews to be completed around the middle of August. This would be the starting point on the Linde side for the acceptance period of the formal exchange offer process, which will last 10 weeks.

As you may be aware, during this period, a minimum of 75% of all outstanding shares need to be tendered for the deal to consummate. We will be providing more precise details regarding this process in due course. Also, in parallel to both companies’ shareholder approval processes, we have initiated contact with the relevant regional regulatory authorities. Integration planning activities have also commenced. We remain on track to complete these tasks and expect to close the transaction by the second half of next year. Outside of this, I would like to ask for your understanding that we cannot make any further comments on the proposed merger with Praxair.

Thank you for your attention and interest in Linde. We are very happy to take your questions now. Operator, you may now open the line for questions.

Q U E S T I O N S   A N D   A N S W E R S

Operator

(Operator Instructions) The first question we’ve received comes from Paul Walsh, Morgan Stanley.

Paul Richard Walsh - Morgan Stanley, Research Division - MD

Two questions please, if I can. Can you just break out Gases’ organic growth Q1 and Q2. If you want to do it including and excluding the CB3 effect, that would be even more helpful. And my second question, just a clarification, please. The EUR 70 million profit on the sale of assets, was that included in operating income pre-exceptionals or the reported operating income number?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Okay. Thank you, Paul, for your question. I’ll start with the second question, it’s included in the reported numbers. And can you please repeat the first question on Gases?

Paul Richard Walsh - Morgan Stanley, Research Division - MD

Absolutely. Sorry, they’re very dull questions, but if you could just give me the organic Gases growth number, the comparable growth number for Q1 and Q2. If you want to do it including and excluding the CB3 effect, no problem, but I just wanted to get the split quarterly for Q1 and Q2, please.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Of course, Paul. Sorry for asking. So the number for Q2 is 0.3%. For Q1, 0.9%. If we exclude Healthcare, so this is Lincare and the rest of the Healthcare business, it was 5.2% comparable growth for Q1 and 4.5% for the full half, so 3.9% for Q2.

Operator
Your next question will receive comes from Martin Roediger, Kepler Cheuvreux.

Martin Roediger - Kepler Cheuvreux, Research Division - Equity Research Analyst

Three questions from my side. First on Americas, can you remind us about the headwind from low-selling prices in special gases? On Americas, the headwinds in specialty gases from lower-selling prices, can you quantify the effect for Q1 and Q2? And also, your thoughts going forward. And the second question is on -- in Asia, with 5.8% comparable sales growth in Q2, you mentioned [bulk] is strong. Any comments on the individual countries like Australia or China would be quite helpful. And thirdly, just a follow-up on the previous question from Paul. On the EUR 70 million asset gain -- asset sale gain, that is included also in the adjusted EBITDA, so pre-exceptionals, correct? So it’s in your most important figure, what you are looking for, for operating profit?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Okay, Martin. So to your last question, yes, it’s included in the APAC number. To your first question, the effect of the specialty gases. Here, we have seen a trend where the effect is lower than in Q1. The Q1 effect was EUR 20 million negative year-on-year. The Q2 is EUR 15 million negative year-on-year. Of course, it’s always a bit speculative to think about the second half, but if you ask me, we would expect that the effect lessens in half -- in the second half compared to the first half. And to your second question, on individual countries in APAC, and you mentioned Australia and China. If I may start with China, China came in very strongly. We have seen the overall number of 6.9% growth. This is mostly driven by China. China was very strong in bulk, as you have said, from volumes and pricing perspective. So that was a very positive development. In Australia, I mean, we have commented in the past calls a lot of times on Australia. We have seen this de-industrialization of the whole continent. We now see some growth in the service industry. For our business, it’s very important to say that we see further stabilization with our big customers. The volumes are stable, but we still see some challenges, let’s say, the light industries, so our smaller cylinder customers. That would be the answer to your questions, Martin.

Operator

The next question we have received comes from Peter Clark.

Peter Anthony John Clark - Societe Generale Cross Asset Research - Senior Analyst, Chemicals

Can I just clarify that last issue on Australia, because I get, where the number’s actually slightly up, I understand you don’t want to call it early. It’s not an easy market, but just on that. And then the other question I had was on the Healthcare side. If I strip out what I think is a CB effect and the M&A effect, I get Healthcare still down a couple of percent underlying, so that’s primarily, I guess, the European business and the hospital issue. Just if you can answer that one. And then finally, I’ll restrict myself to 3, obviously encouraged by Slide 14. On the pickup in projects, I’m just wondering how you are in terms of talking and negotiations, things coming in? Obviously, your big European competitor this morning was talking about things are looking up, talking to big customers, big projects potentially on the horizon. You’ve got your Asian footprint your leveraging quite clearly on that slide. Just how that feels.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Yes, thank you, Peter. So on Australia, I mean as I’ve said, it’s -- indeed, it’s a challenging environment if a continent goes on a deindustrialization path. And as you know, it’s a relevant market where we have a very high market share and which is a very significant merchant business for us. But as I said, I mean, this is now, I think the second consecutive quarter where we see some stabilization with our big customers, which is positive news. And we are working on further efficiency measures. In Australia, as you may recall, Peter, Australia, together with Scandinavia and U.K., was 1 of the 3 front runners, so to say, on the LIFT program and we have to continue to improve the efficiency and we see a very good first result in Australia counterbalancing the economic effects I just mentioned.

On Healthcare, I mean, firstly, the big Healthcare contributor for us is Lincare. We have Healthcare business notably in EMEA, but also to a certain extent in APAC, but I would say, I focus in my response very much on Lincare and probably will answer that very, very -- in a very detailed way, because I expect many more questions to Lincare coming. So just to start with a short explanation of Lincare. Again, and I hope I’m not repeating myself too much, there are 3 important things we all need to watch. One is the patient growth. The second one is new applications. And the third one is M&A.

If I start with the latter, on M&A, as we’ve communicated in the last calls, the fact that we do not have visibility yet on how the U.S. administration looks at U.S. health care leads to some kind of reluctance from potential buyers and sellers to do big-sized M&A. And this is something that we are definitely targeting, as you know, because in Lincare’s business model, it’s very important to increase the patient base, to increase the density, so to split the cost over more patients. We are looking into some M&A opportunities, but we haven’t done one in Q2 so far. So that’s on M&A.

On the applications, we are also continuously working on new applications, but of course, you do not see immediate positive development coming out of applications, which is directly transferred into revenues or into profit. And on the patient growth, I think it’s fair to say that even without the contribution from bolt-on acquisitions, Lincare has successfully continued to add patients and drive efficiencies to counter effect -- to counteract, sorry, the negative effects from pricing. However, we also need to bear in mind that on top of the existing competitive bidding and rebidding, we see now some pressure also coming from private insurers coming through on existing services, which we also need to balance with, for example, volume growth, efficiency and M&A. So I think that was a pretty long answer to the Lincare question, but I hope this answers your question. And on the projects, your question, Peter, to Page 14. I think the fact that we have added EUR 300 million investments committed projects is positive. We announced already in the last call that we are -- that we were close at that time to signing contracts, which we have done now also in the second half. We have major wins in Asia, in the U.S. and in other places and we apparently could convince our customers notably in the electronics, but also in the chemistry industry, to rely on our proven technology. However, we need to be a bit mindful of the overall environment where the low oil price, in combination with some political uncertainties and economic uncertainties in several important markets may still be a negative factor in the future. So, we should also not declare victory too early.

Operator

The next question we’ve received comes from Mr. Andreas Heine, MainFirst.

Andreas Heine - MainFirst Bank AG, Research Division - Research Analyst

Yes, I’d like to come back -- despite the fact that you have given a long answer on Healthcare, I’d like to come back on this again. I would assume that even if it is small (inaudible), it’s still a sizable business what you have in Europe, net debt is growing. So there has to be quite a considerable decline then in -- at Lincare, even if you adjust for the disposal and the CB3 impact. So that is probably in the range of mid-single-digit, and that means that these additional pressure from private insurance would quite considerably outpace what you have as a potential to still patient growth. Could you outline this a little bit more in detail?

And then on the other hand, the rest of the Americas business seems to grow quite strongly. If I try to strip out the CB3, then I guess it to say it’s impact is immediate, almost, the impact on earnings and the rest of the U.S. business has grown quite nicely despite the fact that you have still this base effect from the high contribution of specialty gases in last year. Could you outline a little bit more what’s driving that growth in the U.S.? because that’s probably not a region where you have a contribution from the LIFT program.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

I mean, to your question on EMEA Healthcare. Yes, you are right. We have some sizable Healthcare business in EMEA. Here, the situation, if you look at Q2, was a small decline compared to the previous year. The main driver for that are some Healthcare tenders with very limited effect, but still some deterioration in terms of the sales and OP for Healthcare in EMEA.

And to your second question on North America, you are absolutely right. This is always the difficulty if you just look at the operating segment. It includes Lincare and Healthcare. It includes South America and I think we all know about the specific situation in some of the South American countries and the biggest component is, of course, the North American gases business so Mexico, the U.S. and Canada. And here, we have a very strong development from on-site. There are some ramp-ups from last year and this year, some positive development in terms of bulk. However, on the negative effect comes from the specialty gases, the rare gases, as I’ve already mentioned, that was another EUR 15 million in Q2 down compared to last year.

Andreas Heine - MainFirst Bank AG, Research Division - Research Analyst

If you strip out this, then the rest is growing double-digit in EBITDA, so ex Lincare and ex Latin America, is that fair to assume? So even including the base effect of specialty Gases?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

I would not say double-digit. I would say it’s growing nicely.

Operator

The next question we’ve received comes from Neil Tyler, Redburn.

Neil Christopher Tyler - Redburn (Europe) Limited, Research Division - Research Analyst

A couple from me, please. Firstly, on the European or the EMEA business. I appreciate that there was the one-off positive in last year’s figure, but if I exclude that, it still doesn’t look like profits have grown a great deal. They’ve basically been flat. And considering the LIFT and FOCUS savings, I suspect they’re focused on that particular region and it was my understanding those savings were net savings as described in the figures. I wonder if you could perhaps touch on some of the offsets that have meant that we haven’t seen more sort of drop-through to the bottom line of the EUR 60 million or so that would have been saved year-to-date. And second question, you mentioned it in the cash flow commentary about the provision release and the utilization of a personnel provision. Could you just help me understand a little bit more the mechanics behind that? Is that provisions that were taken for employee payments at the end of last year and have been paid out in the second quarter? Or is it something different to that?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

So on the EMEA, I think, let us, as you said, go back to ‘16 first. Then we can either talk about Q2 or H1, but I think the message is the same. As you rightly pointed out, Neil, there was a positive onetime effect in Q2 ‘16 of EUR 39 million. If we exclude this effect and the higher natural gas prices and then you compare the margins in EMEA, then Q2 ‘17 was basically flat to Q2 ‘16, whereas half year ‘17 was 40 basis points up compared to the first half year 2016. So this, from our perspective, nicely shows that some of the LIFT measures, as I said, notably from Scandinavia and from the U.K. are coming through. However, we also have to bear in mind that in other countries in EMEA, which are under the remit of codetermination, the LIFT savings are not yet coming through. We account for the provisions, but the actual savings will materialize later this year or even in ‘18. I think that’s also something you need to bear in mind and if you look at our bridge, it shows that development. And I’m not sure if I got the -- heard the number correctly, but I mean, the EUR 120 million, that’s the global LIFT savings and not the EMEA LIFT savings. And to your second question on the provisions, the release of provisions has to do with some release because of the payout of some midterm incentive plans to the employees.

Neil Christopher Tyler - Redburn (Europe) Limited, Research Division - Research Analyst

That’s helpful. I wonder if I could just chance another question. With regard to the new CapEx projects again, are you able to give us any indication of the ‘18 figure or the beyond ‘18 figure that you’ve aggregated in terms of how that falls over ‘18, ‘19, ‘20? And perhaps additionally, the potential sales contribution that has taken place in the first half of this year from the startup of the ramp-ups that you mentioned earlier, the EUR 550 million.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Neil, as you know, we are, unfortunately, not splitting the beyond 2018 numbers to specific years, so I ask for your understanding, so the EUR 900 million is ‘18 and following. But to your other questions, if you look at the contribution of the project pipeline in 2017, this is a triple-digit million euro amount of additional sales. And to the half year contribution is roughly EUR 100 million of that, but please, also bear in mind that recently, we have won a couple of hydrogen and syngas plants, which have a higher capital intensity than ASUs, but of course they also come with some different margins.

Operator

As there are no further questions at the moment, I hand back to Dr. Sven Schneider.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury & Member of Executive Board

Thank you, operator. And let me close this call by saying that we would like to thank you once again for your participation, your questions and your discipline on all the Praxair related questions and we know this is a very important topic, not only for you but also for us. As mentioned, we will be providing more details on the upcoming exchange offer process in due course. And in the meantime, the Investor Relations team will be happy to assist with any further questions you might have. And with that, I would like to close, say goodbye and have a good weekend.

Operator

Ladies and gentlemen, thank you for your attendance. This call has been concluded. You may now disconnect.

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Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc (“New Holdco”) has filed a Registration Statement on Form S-4 (which Registration Statement has not yet been declared effective) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. Once the Registration Statement is declared effective by the SEC, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde.  New Holdco has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which has not yet been approved for publication by BaFin. The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com.  Following approval of its publication by the BaFin, the offer document will be made available for free at New Holdco's Web site at www.lindepraxairmerger.com. Furthermore, the offer document is expected to be made available at BaFin's Web site for free at www.bafin.de.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations.  The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us.  These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions.  These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results.  Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected.  No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.  Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.